RESTATED ARTICLES OF INCORPORATION
OF
PATTON WINGS, INC.
(A Nevada Corporation)

FIRST:    Name. The name of the corporation (herein referred to as the “Corporation”) is: Patton Wings, Inc.

SECOND:    Registered Office and Agent. The address of the registered office of the Corporation in the State of Nevada is 112 North Curry Street, Carson City, NV 89703. The name of its registered agent at such address is Corporation Service Company.

THIRD:    Purpose. The nature of the business of the Corporation is to engage in any lawful acts or activities for which corporations may be organized under the Nevada Revised Statutes and to possess and exercise all of the powers and privileges granted under such law and the other laws of the State of Nevada.

FOURTH:    Authorized Capital. The corporation is authorized to issue only one class of shares which shall be designated “Common Stock,” $0.0001 par value per share. The total number of shares which the corporation is authorized to issue is one hundred (100).

FIFTH. Board of Directors.

(A) The governing board of the corporation shall be styled as a “Board of Directors”, and any member of said Board shall be styled as a “Director.”

(B) The number of members constituting the first Board of Directors of the corporation is two (2); and the name and the post office box or street address, either residence or business, of each of said members are as follows:

Name	Address
Ira Moreland	1201 West Peachtree Street, Suite 2800 Atlanta, GA 30309
Sheldon Howell	1201 West Peachtree Street, Suite 2800 Atlanta, GA 30309

The number of directors of the corporation may be increased or decreased in the manner provided in the Bylaws of the corporation; provided, that the number of directors shall never be less than one.  In the interim between elections of directors by stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

SIXTH. Limitation on Liability. The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented.

SEVENTH. Indemnification. The corporation shall, to the fullest extent permitted by the Nevada Revised Statutes, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Statues from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Statues, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

EIGHTH. Purchase of Shares. The Board of Directors of the Corporation may, from time to time, and at its discretion, cause the Corporation to purchase its own shares and such shares may be reissued by the Corporation.

NINTH. Amendment. The corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH. Authorization. The Board of directors is hereby authorized to take any and all actions without shareholder approval, which are allowed by the Nevada Revised Statutes.